Exhibit 99.3

NICE Investigate Surpasses Milestone of Supporting 4 Million Police
Investigations in England and Wales with Cloud-Based Evidencentral Platform

A substantial number of UK police forces now use NICE’s market-leading digital evidence management solution to digitally transform the criminal justice process

Hoboken, N.J., April 6, 2022 – NICE (Nasdaq: NICE) today announced that police forces across England and Wales have used NICE Investigate to manage more than 4 million investigations involving millions of digital evidence items. Powered by NICE’s cloud-based Evidencentral platform, NICE Investigate helps police forces digitally transform how digital evidence and investigations are managed to reveal the truth in digital evidence and close cases faster.

Chris Wooten, Executive Vice President, NICE, commented, “Crime-solving is about finding the truth, and that hinges on digital evidence. But with digital evidence residing in so many different systems and places, investigators waste enormous amounts of time searching for, collecting, copying and analyzing it, and shuttling it from place to place. NICE Investigate eliminates these manual processes that slow investigators down so they can put their time to better use doing the work they signed up to do – solving cases.”

NICE Investigate is helping police forces around the world work toward reducing crime and achieving cost-savings and efficiency gains through digital transformation of the end-to-end criminal justice process. As a one-stop solution for digital evidence management, NICE Investigate improves operational efficiency by enabling investigators to collect evidence through a single login. NICE Investigate automatically pulls digital evidence from integrated systems into electronic case folders to jump-start case building. Investigators can also share digital case files with the Crown Prosecution Service and other justice partners electronically as well.

Benefits reported by police forces include:
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Significant efficiency gains through automated case building, and the ability to automatically pull digital evidence into digital case folders. NICE Investigate also eliminates a myriad of other manual tasks involved in managing digital evidence (such as copying evidence onto CDs, DVDs and USB drives).

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Time savings from reductions in trips to collect evidence (one police force eliminated 4,500 weekly trips). Evidence can be collected in a fraction of the time, and without tying up officers in travel.

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Digital evidence can also be shared faster with the Crown Prosecution Service through fully digital means. One police force reported that the time it takes to share evidence has been reduced from 3-5 days to hours.

•	Reduced risk to victims due to earlier charging decisions and higher remand rates, resulting from the ability to obtain, review and share digital evidence quickly and effectively.
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Better community engagement in crime-fighting by digitally transforming how citizens and businesses share digital evidence. Over 5,500 UK businesses have registered their CCTV cameras with NICE Investigate, with 9,000 more invited and pending registration.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice, visit the NICE website by clicking here or email PSInfo@NICE.com for more information.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com/evidencentral

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.